Exhibit 99.1

No. 6/10

IAMGOLD ANNOUNCES US$350 MILLION UNSECURED CREDIT FACILITY;
plus additional credit availability of US$50 million in letters of credit

Toronto, Ontario, March 26, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that it has increased its US$140 million secured, revolving credit facility to a US$350 million unsecured, revolving credit facility. Additionally, the Company will enter into a US$50M facility (“LC Facility”), supported by Export Development Canada (“EDC”), for the issuance of letters of credit.

The increased credit facility will expire in March 2013 and allows for increased financial capacity under improved terms and conditions, with respect to adding non-equity capital to the Company. The credit facility was led and arranged by Scotia Capital, Société Générale and the Canadian Imperial Bank of Commerce.  The new LC Facility allows for the issuance of letters of credit in support of certain asset retirement obligations of the Company and will be arranged by National Bank of Canada with support provided by EDC.

Audited Year End Financial Statements & Details of Annual General Meeting

The Company also announced today that its 2009 annual audited financial statements and management discussion and analysis have been filed with the appropriate Canadian regulatory bodies.  These filings are available through the Canadian securities regulatory authorities at www.sedar.com.

The annual audited financial statements and management discussion and analysis are also available on the Company’s website at www.iamgold.com.  Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

The annual general meeting of the Company’s shareholders will be held on Wednesday, May 19, 2010 at 4:00 p.m. (Eastern Daylight Time) at the St. Andrew’s Club and Conference Centre, located at 150 King Street West, 16th floor.  Shareholders of record as at the close of business on April 13, 2010 are entitled to notice of, and to vote at, the meeting.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: 416 360 4743 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.